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SPIRITS & WINES, QUALITY REDEFINED!

OUR PURPOSE & VISION

Fuego Fino (Fine Fire Company) is a planet & community friendly wine and spirits house who specializes in developing the next high-growth product segment. We maximize our revenue potential by minimizing waste and owning the majority of our supply and distribution network. We refine the purest products, reuse our alcohol waste, reduce our reliance on fossil fuels and recycle glass and other products, while creating jobs within U.S. Qualified Opportunity Zones.

OUR FOUNDER

JESSICA CONTRERAS
- Chief Executive Officer

KANISHA DENNIS
- Chief Marketing Officer

SUITE OF PRODUCTS

SENIOR ADVISORS

BARBARA BICKHAM
- Chief Financial Advisor

SHAHID CHISHTY
- Chief Strategy Advisor

FUNDING SUMMARY

INVESTMENT STAGE
CROWD SEED
Post-Revenue | Pre-Profitability | Pre-expansion

TARGET FUNDING SIZE
$249,995

TARGETED CROWD PORTAL
WEFUNDER

SOFT COMMITMENTS TO DATE
10%

GEOGRAPHIC INVESTOR FOCUS
U.S.

TARGET INITIAL INVESTMENT
$100
Packages at: $150 | $450 | $1,500

PRE-MONEY VALUATION
$1,695,000

POST MONEY VALUATION
$1,840,998

USE OF PROCEED MILESTONES

- Expansion of distribution network
- Expansion of supply chain into bottling and packaging
- Achievement of revenue 500% growth targets
- Expansion of product categories through partnerships

A PROGRESSIVE WINE & SPIRIT HOUSE

REFINE

We refine great alcohol products which have a high potential for growth.

REUSE

We reuse waste traditionally throw away for sanitizing & biofuel products.

REDUCE

We reduce reliance on fossil fuels by using renewable energy resources.

RECYCLE

We recycle glass and other products by rolling out bottle refund policies state-by-state

This presentation does not contain all the information that a prospective investor may desire in considering an investment in the Fuego Fino, Inc. and is qualified in its entirety by reference to the more detailed information that is or will be contained in any related SEC filing(s), and subscription agreement(s).

GET IN TOUCH
Mail@FgFino.com
1-954-634-2723